Filed by Exact Sciences Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: Exact Sciences Corporation

Subject Company: Genomic Health, Inc.

SEC File No.: 000-51541

Date: October 29, 2019

Investor Contact:

Megan Jones

Exact Sciences Corp.

meganjones@exactsciences.com

608-535-8815

Media Contact:

Cara Connelly

Exact Sciences Corp.

cconnelly@exactsciences.com

608-284-5735

For Immediate Release

Exact Sciences reports third-quarter revenue growth of 85 percent to $219 million

•                  Estimated Cologuard® market share, including the expanded label to average risk Americans ages 45-49 years old, was 5.2 percent during the third quarter

•                  Nearly 12,000 healthcare providers ordered their initial Cologuard test during the third quarter, and more than 185,000 have ordered since the test was launched

•                  New Cologuard clinical lab began processing samples, and Epic’s electronic health record system was implemented during the third quarter

MADISON, Wis., October 29, 2019 — Exact Sciences Corp. (Nasdaq: EXAS) today announced that the company generated revenue of $218.8 million and screened approximately 456,000 people with Cologuard during the quarter ended September 30, 2019. Third-quarter 2019 revenue and test volume grew 85 percent and 89 percent, respectively, from the same period of 2018.

“The Exact Sciences team delivered another strong quarter and most importantly, has screened more than 3 million people with Cologuard over the last 5 years,” said Kevin Conroy, chairman and CEO of Exact Sciences. “The team made significant progress enhancing our internal infrastructure with the opening of our new lab and implementation of Epic’s best-in-class electronic health record system. The foundation we’ve built for Cologuard and our planned combination with Genomic Health position Exact Sciences to be the cancer diagnostics leader for years to come.”

Third-Quarter 2019 Financial Results

For the three-month period ended September 30, 2019, as compared to the same period of 2018 (where applicable):

•                  Revenue was $218.8 million, an increase of 85 percent, and Cologuard test volume was 456,000, an increase of 89 percent

•                  Average Cologuard recognized revenue per test was $479, a decline of $13

•                  Average Cologuard cost per test was $114, an improvement of $10 per test

•                  Gross margin was 76 percent, an increase of 130 basis points

•                  Operating expenses were $201.7 million, an increase of 56 percent

•                  Transaction-related costs for the planned Genomic Health combination were $7.1 million, and integration-related costs were $2.1 million

•                  Net loss was $40.5 million, or $0.31 per share, compared to $45.4 million, or $0.37 per share

•                  Non-cash interest expense related to convertible debt was $11.0 million, or $0.08 per share, compared to $8.4 million, or $0.07 per share

•                  Cash utilization was $78.9 million, compared to $36.9 million; the third quarter cash use included $43.2 million of fees paid to Pfizer for services incurred from October 2018 through the end of June 2019

•                  Cash, cash equivalents and marketable securities were $1.2 billion at the end of the quarter

2019 Outlook

•                  The company anticipates revenue of $802-$810 million during 2019. The company’s revenue guidance does not include the impact of the pending combination with Genomic Health.

The company’s guidance for revenue is a forward-looking statement. It is subject to various risks and uncertainties that could cause the company’s actual results to differ materially from the anticipated targets. There can be no assurance the company will meet these financial projections. See the cautionary information about forward-looking statements in the “Forward-Looking Statements” section of this news release.

Third-Quarter Conference Call & Webcast

Company management will host a conference call and webcast on Tuesday, October 29, 2019, at 5 p.m. ET to discuss third-quarter 2019 results. The webcast will be available at www.exactsciences.com. Domestic callers should dial 833-235-7650 and international callers should dial +1-647-689-4171.

An archive of the webcast will be available at www.exactsciences.com. A replay of the conference call will be available by calling 800-585-8367 domestically or 416-621-4642

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internationally. The access code for the replay of the call is 4168628. The webcast, conference call and replay are open to all interested parties.

About Cologuard

Cologuard was approved by the FDA in August 2014, and results from Exact Sciences’ prospective 90-site, point-in-time, 10,000-patient pivotal trial were published in the New England Journal of Medicine in March 2014. Cologuard is included in the American Cancer Society’s (2018) colorectal cancer screening guidelines and the recommendations of the U.S. Preventive Services Task Force (2016) and National Comprehensive Cancer Network (2016). Cologuard is indicated to screen adults 45 years of age and older who are at average risk for colorectal cancer by detecting certain DNA markers and blood in the stool. Do not use Cologuard if you have had precancer, have inflammatory bowel disease and certain hereditary syndromes, or have a personal or family history of colorectal cancer. Cologuard is not a replacement for colonoscopy in high risk patients. Cologuard performance in adults ages 45-49 is estimated based on a large clinical study of patients 50 and older. Cologuard performance in repeat testing has not been evaluated.

The Cologuard test result should be interpreted with caution. A positive test result does not confirm the presence of cancer. Patients with a positive test result should be referred for diagnostic colonoscopy. A negative test result does not confirm the absence of cancer. Patients with a negative test result should discuss with their doctor when they need to be tested again. False positives and false negative results can occur. In a clinical study, 13% of people without cancer or precancer received a positive result (false positive) and 8% of people with cancer received a negative result (false negative).

Medicare and most major insurers cover Cologuard. For more information about Cologuard, visit www.cologuardtest.com. Rx Only.

About Exact Sciences Corp.

Exact Sciences Corp. is a molecular diagnostics company focused on the early detection and prevention of some of the deadliest forms of cancer. The company has exclusive intellectual property protecting its non-invasive, molecular screening technology for the detection of colorectal cancer. For more information, please visit the company’s website at www.exactsciences.com, follow Exact Sciences on Twitter @ExactSciences or find Exact Sciences on Facebook.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this news release regarding our strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of

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Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements we make regarding expected future operating results, anticipated results of our sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of our product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: our ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; our ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; our ability to successfully develop new products and services; our ability to effectively utilize strategic partnerships, such as our Promotion Agreement with Pfizer, Inc., and acquisitions; our success establishing and maintaining collaborative, licensing and supplier arrangements; our ability to maintain regulatory approvals and comply with applicable regulations; the ability of Exact Sciences and Genomic Health to receive the approval of Genomic Health’s stockholders for the proposed merger and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of our common stock and/or on our business, financial condition, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; the ability of Genomic Health and the combined company to retain and hire key personnel; and the

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other risks and uncertainties described in the Risk Factors and in Management’s Discussion and Analysis of Financial Condition and Results of Operations sections of our most recently filed Annual Report on Form 10-K and our subsequently filed Quarterly Reports on Form 10-Q. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Additional Information

In connection with the proposed transaction, Exact Sciences has filed with the SEC a registration statement on Form S-4 (File No. 333-233538), which includes a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on October 4, 2019 and Genomic Health commenced mailing the proxy statement/prospectus to stockholders of Genomic Health on or about October 7, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300.

Participants in the Solicitation

Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the

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proposed transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

* * *

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Third-Quarter 2019 Earnings Call October 29, 2019 1

Safe harbor statement 2 Cautionary Statement This presentation contains statements, including statements regarding the proposed acquisition of Genomic Health, Inc. (“Genomic Health”) by Exact Sciences Corporation (“Exact Sciences”) that are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the “safe harbor” created by those sections. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, expectations and events, can generally be identified by the use of forward-looking terms such as “believe,” “expect,” “may,” “will,” “should,” “would,” “could,” “seek,” “intend,” “plan,” “goal,” “project,” “estimate,” “anticipate” or other comparable terms. All statements other than statements of historical facts included in this presentation regarding strategies, prospects, financial condition, operations, costs, plans, objectives and the proposed acquisition of Genomic Health by Exact Sciences are forward-looking statements. Examples of forward-looking statements include, among others, statements regarding expected future operating results, anticipated results of sales and marketing efforts, expectations concerning payer reimbursement, the anticipated results of product development efforts, the anticipated benefits of the proposed acquisition of Genomic Health, including estimated synergies and other financial impacts, and the expected timing of completion of the transaction. Forward-looking statements are neither historical facts nor assurances of future performance or events. Instead, they are based only on current beliefs, expectations and assumptions regarding future business developments, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results, conditions and events may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results, conditions and events to differ materially from those indicated in the forward-looking statements include, among others, the following: the ability to successfully and profitably market our products and services; the acceptance of our products and services by patients and healthcare providers; the ability to meet demand for our products and services; the willingness of health insurance companies and other payers to cover our products and services and adequately reimburse us for such products and services; the amount and nature of competition from other cancer screening and diagnostic products and services; the effects of the adoption, modification or repeal of any law, rule, order, interpretation or policy relating to the healthcare system, including without limitation as a result of any judicial, executive or legislative action; the effects of changes in pricing, coverage and reimbursement for our products and services, including without limitation as a result of the Protecting Access to Medicare Act of 2014; recommendations, guidelines and quality metrics issued by various organizations such as the U.S. Preventive Services Task Force, the American Cancer Society, and the National Committee for Quality Assurance regarding cancer screening or our products and services; the ability of Exact Sciences and Genomic Health to successfully develop new products and services; the ability to effectively utilize strategic partnerships, such as through Exact Sciences’ Promotion Agreement with Pfizer, Inc., and acquisitions; success establishing and maintaining collaborative, licensing and supplier arrangements; the ability of Exact Sciences and Genomic Health to maintain regulatory approvals and comply with applicable regulations; the ability of Exact Sciences and Genomic Health to receive the required approval of Genomic Health’s stockholders for the proposed merger and to satisfy the other conditions to the closing of the transaction on a timely basis or at all; the occurrence of events that may give rise to a right of one or both of Exact Sciences and Genomic Health to terminate the merger agreement; negative effects of the announcement or the consummation of the transaction on the market price of Exact Sciences’ and/or Genomic Health’s common stock and/or on their respective businesses, financial conditions, results of operations and financial performance; risks relating to the value of the Exact Sciences shares to be issued in the transaction; significant transaction costs and/or unknown liabilities; the possibility that the anticipated benefits from the proposed acquisition of Genomic Health cannot be realized in full or at all or may take longer to realize than expected; risks associated with contracts containing consent and/or other provisions that may be triggered by the proposed acquisition of Genomic Health; risks associated with transaction-related litigation; the possibility that costs or difficulties related to the integration of Genomic Health’s operations with those of Exact Sciences will be greater than expected; and the ability of Genomic Health and the combined company to retain and hire key personnel. There can be no assurance that the proposed acquisition of Genomic Health will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results, conditions or events to vary materially from those stated in forward-looking statements, please see Exact Sciences’ and Genomic Health’s reports on Forms S-4, 10-K, 10-Q and 8-K filed with or furnished to the U.S. Securities and Exchange Commission (the “SEC”) and other written statements made by Exact Sciences and/or Genomic Health from time to time. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Safe harbor statement 3 Additional Information In connection with the proposed transaction, Exact Sciences has filed with the SEC a registration statement on Form S-4 (File No. 333-233538), which includes a prospectus of Exact Sciences and a proxy statement of Genomic Health (the “proxy statement/prospectus”), and each party will file other documents regarding the proposed transaction with the SEC. The registration statement was declared effective by the SEC on October 4, 2019 and Genomic Health commenced mailing the proxy statement/prospectus to stockholders of Genomic Health on or about October 7, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain the proxy statement/prospectus free of charge from the SEC’s website or from Exact Sciences or Genomic Health. The documents filed by Exact Sciences with the SEC may be obtained free of charge at Exact Sciences’ website at www.exactsciences.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Exact Sciences by requesting them by mail at Exact Sciences Corporation, 441 Charmany Drive, Madison, Wisconsin 53719, or by telephone at (608) 535-8815. The documents filed by Genomic Health with the SEC may be obtained free of charge at Genomic Health’s website at www.genomichealth.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Genomic Health by requesting them by mail at Genomic Health, Inc., 301 Penobscot Drive, Redwood City, California 94063, or by telephone at (650) 556-9300. Participants in the Solicitation Exact Sciences, Genomic Health and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information about Exact Sciences’ directors and executive officers is available in Exact Sciences’ proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2019, and Exact Sciences’ Current Report on Form 8-K, which was filed with the SEC on July 26, 2019. Information about Genomic Health’s directors and executive officers is available in Genomic Health’s proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 25, 2019, and Genomic Health’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 28, 2019. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the registration statement, the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC regarding the proposed transaction. Stockholders, potential investors and other readers should read the proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Exact Sciences or Genomic Health as indicated above. No Offer or Solicitation This presentation shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Exact Sciences is positioned for long-term, sustainable growth What we’ll cover today 4 Q3 financial results and guidance Progress on 2019 priorities

5 Third-quarter 2019 financials Revenue $218.8 million $118.3 million Completed tests 456,000 241,000 Gross margin 76% 75% Operating expense $201.7 million $129.2 million Cash utilization $78.9 million $36.9 million Ending cash balance $1.2 billion $1.2 billion Q3 2019 Q3 2018

Power the Partnership Enhance Cologuard Advance Liquid Biopsy 2019 Corporate Priorities 6

7 Power the partnership Primary care, GI, and OBGYN sales teams Marketing campaign Powerful partnership Payer relationships Capturing 40% of CRC screening market from 5% today

8 Power the partnership Robust infrastructure to support growth

Enhance Cologuard

45-49 label expansion approval

+19M

average risk people

+$3B

increase in TAM

Sources: US Census data and CDC NHIS survey results as published in the CDC's MMWR between 2006 and 2017; Exact Sciences estimate assuming ~106 million total average-risk, asymptomatic people ages 45-85, ~19M ages 45-49, average revenue per test of $500-$525, and 3-year interval for Cologuard

Exact Sciences

Enhance Cologuard

Cologuard 2.0 performance with new markers and lab processes in a study of 725 samples

	Current markers 87% specificity	New markers 92% specificity	Difference
CRC sensitivity	88%	92%	+4%
AA sensitivity	53%	65%	+12%
Re-weighted AA sensitivity*	39%	46%	+7%

Sensitivity for CRC
Current vs. new markers


84%
90%
86%
89%
95%
100%
100%
100%
Stage I
N=51
Stage II
N=37
Stage III
N=23
Stage IV
N=6

*Advanced adenoma sensitivity re-weighted to match distribution by size of adenoma found in DeeP-C
Note: Cologuard performance was established in DeeP-C, a prospective study of 10,000 average-risk, asymptomatic patients; data displayed here show performance in this study of 725 samples; currently evaluating whether new biomarkers could increase specificity while maintaining sensitivity; performance degradation is typical when moving from smaller case control to larger prospective trials

Exact Sciences
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11 BLUE-C Enhance Cologuard Goals of prospective CRC screening study, intended for FDA submission 10,000 patients Stool and blood collection Performance validation for Cologuard 2.0 & blood test Note: Cologuard 2.0 is not approved by the FDA; for more information visit clinicaltrials.gov

12 Enhance Cologuard Initiating the Voyage study to further evaluate real-world impact on screening, incidence, and mortality rates 150K patients 7 years For more information visit https://clinicaltrials.gov/ct2/show/NCT04124406?id=NCT04124406&rank=1

13 Best-in-class R&D and clinical organization Unparalleled commercial scale with global infrastructure Enhanced financial strength Advance liquid biopsy Planned Genomic Health combination provides strong platform for continued growth

14 Advance liquid biopsy New data at AASLD* Additional data in 2020 Test available in 2H20 5+ years of research High accuracy, low-cost platform Collecting blood and stool in BLUE-C Tests for liver and colorectal cancer Liver Colon blood *Presenting abstract at the AASLD Liver Meeting on November 10th in Boston: Combined Methylated DNA and Protein Markers: An Accurate Blood-Based Test for Early-Stage Detection of Hepatocellular Carcinoma Note: expect additional liver data and to make the test available in 2020

Power the Partnership Enhance Cologuard Advance Liquid Biopsy 2019 Corporate Priorities 15

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